FONU2, INC.

M E M O R A N D U M

TO:

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

FROM:

Robert B. Lees, President and Chief Executive Officer

FonU2, Inc.

DATE:

August 27, 2013

RE:

Re: FonU2, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed January 17, 2013

Response dated August 5, 2013

File No. 0-49652

We submit the following in response to your comments by letter of August 13, 2013.  In each case, to facilitate review we have quoted your comment and indicated our responses making reference to the page(s) where the response appears or the requested supplemental information has been provided.

Item 8. Financial Statements and Supplementary Data, page 12

Notes to the Financial Statements, page 18

Summary of Significant Accounting Policies, page 18

Reverse-Merger Transaction, page 18

1.

We reviewed your response to the comment in our letter dated July 31, 2013 and the disclosure you propose to include in future filings. Please provide us the revised statements of equity correcting the errors and separating common stock issued before and after the reverse merger transaction that will be included in future filings. In addition, you should revise the statement of operations for the nine months ended September 30, 2012 in future filings to reflect the goodwill impairment and your proposed disclosure to reflect that paid in capital and net loss were understated as a result of the error. Please confirm to us that you will do so. Also, please show us the revisions to the statements of operations and the revisions to the proposed disclosure regarding the prior period misstatement to be included in future filings.

COMPANY RESPONSE:  The revised Statements of Stockholders’ Equity (Deficit) correcting the errors and separating common stock issued before and after the reverse-merger transaction are attached below as Exhibit I.  The Company confirms that the Statement of Operations for the nine months ended September 30, 2012 will be revised in future filings to reflect the goodwill impairment, and will include the revised disclosure reflecting that paid-in capital and net loss were understated as a result of the error.  The revisions to the statements of operations and the proposed disclosure regarding the prior period misstatement to be included in future filings are attached below as Exhibits II and III, respectively

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you.

Very truly yours,

FONU2, INC.

/S/ Robert B. Lees

_______________________________

By:    Robert B. Lees, President

EXHIBIT I

FONU2, INC.
(Formerly Cygnus Internet, Inc.)
Statements of Stockholders' Deficit
							Additional		Total
	Preferred Series A		Preferred Series B		Common Stock		Paid-In	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance, December 31, 2010	-	$-	1,639,368	$16,394	15,471,031	$15,471	$928,960	$(957,772)	$3,053
Capital contributed by shareholder					-	-	1,000	-	1,000
Distributions to shareholders					-	-	(1,830)	-	(1,830)
Common stock issued for cash					532,144	532	190,459	-	190,991
Contributed salary	-	-	-	-	-	-	500,000	-	500,000
Preferred stock issued for cash	168,239	1,682	-	-	-	-	138,298	-	139,980
Preferred stock issued for services	700,000	7,000	-	-	-	-	573,913	-	580,913
Capital contributed by officer	-	-	-	-	-	-	41,600	-	41,600
Net loss for the year ended December 31, 2011	-	-	-	-	-	-	-	(1,490,085)	(1,490,085)
Balance, December 31, 2011	868,239	8,682	1,639,368	16,394	16,003,175	16,003	2,372,400	(2,447,857)	(34,378)

Conversion of preferred stock
to common stock	(868,239)	(8,682)	(1,639,368)	(16,394)	2,507,607	2,508	22,568	-	-
Common stock issued for cash prior to reverse-merger transaction	-	-	-	-	89,125	89	85,311	-	85,400
Common stock issued for services prior to reverse-merger transaction	-	-	-	-	5,370,341	5,370	5,151,519	-	5,156,889
Common stock issued for services pursuant to non-dilution clauses	-	-	-	-	29,441,014	29,441	28,822,753	-	28,852,194
Shares issued to acquire Zaldiva.com	250,000	250	-	-	9,374,920	9,375	1,865,359	-	1,874,984
Common stock cancelled	-	-	-	-	(100,000)	(100)	100	-	-
Common stock issued for services subsequent to reverse-merger transaction	-	-	-	-	1,650,000	1,650	224,685	-	226,335
Common stock issued for cash subsequent to reverse-merger Transaction	-	-	-	-	40,000	40	9,960	-	10,000
Settlement of preferred stock for property	(250,000)	(250)	-	-	-	-	(320,450)	-	(320,700)
Common stock issued for prepaid services	-	-	-	-	2,250,000	2,250	425,250	-	427,500
Common stock issued for interest on note	-	-	-	-	50,000	50	13,450	-	13,500
Net loss for the year ended September 30, 2012	-	-	-	-	-	-	-	(36,423,226)	(36,423,226)
Balance, September 30, 2012	-	$-	-	$-	66,676,182	$66,676	$38,672,905	$(38,871,083)	$(131,502)

                                                      The accompanying notes are an integral part of these financial statements.

EXHIBIT II

FONU2, INC.
(Formerly Cygnus Internet, Inc.)
Statements of Operations

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2012	2011

REVENUES	$81,455	$-
COST OF SALES	47,018	-

GROSS PROFIT	34,437	-

OPERATING EXPENSES
Depreciation	-	2,033
Compensation	34,388,907	571,113
Impairment of goodwill	1,528,496	-
General and administrative	519,608	916,939

Total Operating Expenses	36,437,011	1,490,085

LOSS FROM OPERATIONS	(36,402,574)	(1,490,085)

OTHER EXPENSES

Interest expense, net	(20,652)	-

Total Other Expenses	(20,652)	-

INCOME (LOSS) BEFORE INCOME TAXES	(36,423,226)	(1,490,085)
PROVISION FOR INCOME TAXES	-	-

NET INCOME (LOSS)	$(36,423,226)	$(1,490,085)

BASIC AND DILUTED INCOME (LOSS)
PER SHARE	$(0.73)	$(0.09)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	49,941,022	15,735,170

The accompanying notes are an integral part of these financial statements.

EXHIBIT III

Prior Period Misstatement

Subsequent to the closing of the Cygnus/FonU2 merger transaction in March 2012, the Company determined that the transaction had not been correctly accounted for.  The transaction had been accounted for as a reverse-merger transaction, when it should have been accounted for as a reverse-acquisition transaction.  As a result of this accounting, the Company understated its net loss for the nine-months ended September 30, 2012 by $1,528,496, and both additional paid-in capital and accumulated deficit by $1,528,496.  Upon discovery of this error, the Company performed an evaluation of the error pursuant to the SEC’s Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).  As a result of the evaluation of the error under SAB 108, the Company determined that the error was not material, in any qualitative or quantitative sense, to the Company’s September 30, 2012 financial statements, and therefore, no restatement was necessary.  Pursuant to SAB 108, the correcting adjustment is reflected in future filings as an increase of $1,528,496 to additional paid-in capital and a corresponding increase in accumulated deficit (resulting from the full impairment of goodwill).